                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                Amendment No. 5


                           PRECISION SYSTEMS, INC.
                           -----------------------
                              (Name of Issuer)


                        Common Stock ($.01 par value)
                        -----------------------------
                       (Title of Class of Securities)


                                 740329-10-7
                                 -----------
                               (CUSIP Number)


                          Thomas J. Egan, Jr., Esq.
                              Baker & McKenzie
                        815 Connecticut Avenue, N.W.
                        Washington, D.C.  20006-4078
                               (202) 452-7000
                               --------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                June 27, 1996
                                -------------
                        (Date of Event which Requires
                          Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





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CUSIP No. 740329-10-7
- --------------------------------------------------------------------------------
(1)  Name of Reporting Persons

     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership        Crystal Diamond, Inc.    Roy M. Speer
     88-0224372           88-0223159               ###-##-####
- --------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                  (a) /X/
     of a Group  (See Instructions)                         (b) / /
- --------------------------------------------------------------------------------
(3)  SEC Use Only

- --------------------------------------------------------------------------------
(4)  Source of Funds
     N/A
- --------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings               / /
     is Required Pursuant to Items 2(d) or 2(e)
     N/A
- --------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States

- --------------------------------------------------------------------------------
Number of Shares                  (7)  Sole Voting Power
Beneficially Owned                               0
by Each Reporting                 ----------------------------------------------
Person With                       (8)  Shared Voting Power
                                       3,634,432 by each person
                                  ----------------------------------------------
                                  (9)  Sole Dispositive POWER
                                                 0
                                  ----------------------------------------------
                                  (10) Shared Dispositive Power
                                       3,634,432 by each person
- --------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     RMS Limited Partnership -- 3,634,432 shares
     Crystal Diamond, Inc. -- 3,634,432 shares
     Roy M. Speer -- 3,634,432 shares
- --------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)             / /
     Excludes Certain Shares
- --------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     RMS Limited Partnership -- 19.96%
     Crystal Diamond, Inc. -- 19.96%
     Roy M. Speer -- 19.96%
- --------------------------------------------------------------------------------
(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN





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Securities and Exchange Commission
Washington, D.C.
Schedule 13D


     RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as filed on July 31, 1992 and as amended by that Amendment No. 1 to the Schedule 13D dated December 17, 1993, by that Amendment No. 2 to the
Schedule 13D dated January 5, 1995, by that Amendment No. 3 to the Schedule 13D dated April 5, 1995 and by that Amendment No. 4 to the Schedule 13D dated June 10, 1996 (as amended the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Precision Systems, Inc., a Delaware corporation (the "Company" or "PSI").


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Items 5(a), (b) and (c) of the Schedule 13D are amended to read as follows:

     (a) On June 27, 1996, RMS converted 2,415,945 shares of the Company's Class B Common Stock, constituting all of the issued and outstanding shares of Class B Common Stock, into a like number of shares of Common Stock. Following such conversion, RMS is the beneficial owner of (i) 2,415,945 shares of the Company's Common Stock, and (ii) 10,000 shares of the Company's Series A Preferred Stock, which shares represent all of the issued and outstanding shares of the Series A Preferred Stock. Neither Mr. Speer nor Crystal Diamond, Inc. directly hold any shares of Common Stock following such transaction.

     The 2,415,945 shares of Common Stock represent approximately 14.22% of the Company's Common Stock. The Series A Preferred Stock, which carries no voting rights (other than as required under the Delaware General Corporation Law), may be converted into ares of Common Stock at a conversion price of $4.76 per share. The Series A Preferred stock may be converted into 1,218,487 shares of Common Stock or approximately 7.7% of the Common Stock.(1) Thus, RMS

- -------------------

   (1) Number of shares issuable upon conversion of Series A Preferred Stock determined based upon the conversion price for such securities reported in the Company's Form 10-K for the fiscal year ended August 31, 1995. Such conversion price and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock are subject to change based on the anti-dilution





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is deemed to be the beneficial owner of 3,634,432 shares or 19.96% of the
Company's Common Stock. As a result of the relationship described in Item 2, Crystal Diamond and Mr. Speer may also be deemed for securities law purposes to own 3,634,432 shares or 19.96% of the Company's Common Stock each.

     (b) RMS shares with Crystal Diamond and Mr. Speer the power to dispose or direct the disposition of the 2,415,945 shares of Series A Preferred Stock owned by RMS. RMS also shares with Crystal Diamond and Mr. Speer the power to dispose or direct the disposition of the 10,000 shares of Series A Preferred Stock owned by RMS. The Series A Preferred Stock has no voting rights, but is convertible into 1,218,487 shares of Common Stock.

     (c) Because each share of Class B Common Stock is entitled to 10 votes per share and each share of Common Stock is entitled to one vote per share on most matters submitted for shareholder vote, the conversion of the Class B Shares into Common Stock on June 27, 1996, reduced RMS' and Mr. Speer's beneficial ownership of the voting power of the Company's outstanding capital stock on a fully diluted basis (assuming conversion of the Series A Preferred Stock) from 63.51% to 19.96%

- -------------------

          provisions relating to the Series A Preferred Stock contained in the Certificate of Designations.





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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 8, 1996


                                     /s/ Roy M. Speer
                                     --------------------------------
                                     Roy M. Speer


                                     RMS LIMITED PARTNERSHIP,
                                     a Nevada limited partnership


                                     /s/ C. Thomas Burton
                                     --------------------------------
                                     C. Thomas Burton
                                     President
                                     of Crystal Diamond, Inc.,
                                     the Managing General Partner of
                                     RMS Limited Partnership


                                     CRYSTAL DIAMOND, INC.,
                                     a Nevada corporation


                                     /s/ C. Thomas Burton
                                     --------------------------------
                                     C. Thomas Burton
                                     President





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